SECURITIES AND EXCHANGE COMMISSION
				WASHINGTON, DC 20549

					SCHEDULE 13D
		Under the Securities Exchange Act of 1934
				(Amendment No. _____)

			FINET HOLDINGS CORPORATION
				(Name of Issuer)

			COMMON STOCK, $.01 PAR VALUE
			(Title of Class of Securities)

					317922201
				   (CUSIP Number)

			John S. McClintic, Esq.
			Bancroft & McAlister, P.C.
			601 Montgomery Street, Suite 900
			San Francisco, California 94111
			(415) 788-8855
		(Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

			December 31, 1996
		(Date of Event which Requires Filing
			of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [   ].

CUSIP No. 317922201

1.	Names of Reporting Persons
	S.S. or I.R.S. Identification Nos. of Above Persons

				James W. Noack
				James A. Umphryes

2.	Check of the Appropriate Row if a Member of a Group*
				a  [   ]
				b  [   ]
The reporting persons are filing this Schedule 13D jointly pursuant to Rule 13d-1(e)(1). Each reporting person disclaims membership in a group and expressly disclaims beneficial ownership of securities reported as beneficially owned by the other reporting person in this filing.

3.	SEC Use Only

4.	Source of Funds
		00; Exchange of shares in merger.

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e) [   ]

6.	Citizenship or Place of Organization
		United States of America

	Number of				7.	Sole Voting Power
	Shares Beneficially				4,200,000
	Owned by Each
	Reporting Person   		8.	Shared Voting Power
	With							0

						9.	Sole Dispositive Power
								4,200,000

						10.	Shared Dispositive Power
								0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
			4,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes
	Certain Shares [   ]

13.	Percent of Class Represented in Amount in Row (11)
			19.37%

14.	Type of Reporting Person
			IN (both reporting persons are individuals)


ITEM 1   Security and Issuer:

			Finet Holdings Corporation
			Executive Office Address:
			2000 Crow Canyon Pl Suite 130
			San Ramon CA 94583-1367

ITEM 2   Identity and Background

	a.	Name:	James A. Umphryes and James W. Noack

	b.	Residence or Business Address:

		James A. Umphryes		James W. Noack
		3741 Waterford Lane		854 Clifton Court
		Walnut Creek, CA 94596	Benecia, CA 94510

	c.	Present principal occupation and name of employer:

		James A. Umphryes		James W. Noack
		Self-employed			President,
		Consultant			Monument Mortgage, Inc.

	d.	Criminal Convictions:	None

	e.	Civil Judgments, etc.:	None

	f.	Citizenship:			United States of America

ITEM 3   Source and Amount of Funds or Other Consideration:

Pursuant to the merger, Mr. Umphryes and Mr. Noack each exchanged 5,000 shares of Monument Mortgage, Inc. common stock for 4,200,000 shares of Finet Holdings Corporation common stock.

ITEM 4   Purpose of Transaction:

The purpose of the merger transaction was to have Finet Holdings Corporation acquire and operate Monument Mortgage, Inc. as a wholly owned subsidiary of Finet Holdings Corporation. The reporting persons on this Schedule 13D each acquired their beneficial ownership of the Finet Holdings Corporation securities for investment purposes. As part of the merger transaction, Finet Holdings Corporation agreed to appoint a person chosen by the reporting persons to the Company's Board of Directors. As of the date hereof, the reporting persons have no present plans or proposals with respect to any material change in the Company's business or corporation structure or, generally, any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. Depending on market conditions and other factors, the reporting persons may continue purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

ITEM 5   Interest in Securities of Issuer
	The following amounts apply to each reporting person:

	a.	Number of Shares:	4,200,000
		Percentage Ownership of Class:	19.37%

	b.	Shares of Sole Power to Vote:		4,200,000
		Shares of Joint Power to Vote:	0
		Shares of Sole Power to Dispose:	4,200,000
		Shares of Joint Power to Dispose:	0

	c.	Transfers during the last 60 days:

No transfers of Finet Holdings Corporation securities were made by the reporting persons during the 60 days prior to the merger transaction in which they obtained the Finet
Holdings Corporation securities reported in this Schedule
13D.

On February 12, 1997, Mr. Noack made gifts of 505,000 shares to various individuals. On February 12, 1997, Mr. Noack acquired 600,000 shares @ $.50 per share in repayment of an outstanding loan to Mr. Umphryes.

On February 12, 1997, Mr. Umphryes made gifts of 380,000 shares to various individuals. On February 12, 1997, Mr.
Umphryes transferred 600,000 shares @ $.50 per share to Mr.
Noack in repayment of an outstanding loan.

	d.	Power to Direct:	None

	e.	Not Applicable.

ITEM 6   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer:

Section 13.2 of the Merger Agreement and Plan of Reorganization dated December 20, 1996b among Finet Holdings Corporation, Finet Correspondent, Inc., and Monument Mortgage, Inc. provides demand registration rights and piggyback registration rights to the reporting persons (the sole shareholders of Monument Mortgage, Inc.) as to the shares of Finet Holdings Corporation common stock to be received by them pursuant to the merger.

ITEM 7   Material to be Filed as Exhibits:

1.	Merger Agreement and Plan of Reorganization dated
 December 20, 1997, among Finet Holdings Corporation, Finet
Correspondent, Inc., and Monument Mortgage, Inc.

2.	Statement by reporting persons acknowledging that a
single filing is being made on behalf of each of them pursuant to Rule 13d-1(e)(1).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 1997					s/ James W. Noack
							James W. Noack

June 23, 1997					s/ James A. Umphryes
							James A. Umphryes



148\c:\...\744313d1


EXHIBIT 1
FINET HOLDINGS CORPORATION AND MONUMENT MORTGAGE, INC.
	MERGER AGREEMENT AND PLAN OF REORGANIZATION
This Merger Agreement and Plan of Reorganization ("Agreement") is made as of December 20, 1996, at San Francisco, California, among Finet Holdings Corporation ("Finet"), a Delaware Corporation, having its principal office at San Francisco, California; Finet Correspondent, Inc. ("Ficor"), a California Corporation, having its principal office at San Francisco, California; and Monument Mortgage, Inc. ("MMI"), a California Corporation, having its principal office at Walnut Creek, California.

RECITALS

	A.	Finet and MMI wish to combine their respective
businesses by means of MMI becoming a subsidiary of Finet.

	B.	The parties wish to effectuate such a
reorganization by means of a reverse subsidiary triangular merger whereby Ficor, a wholly owned subsidiary of Finet, will merge with MMI and Ficor will cease to exist.

	C.	The parties agree that after the merger and
reorganization, that MMI will be a wholly owned subsidiary of Finet and shall indicate that it is a Finet company by appropriate use of the Finet name and logo.

TERMS OF REORGANIZATION

1.	Tax-Free Reorganization.

	Finet, Ficor and MMI adopt this agreement as a merger and plan of reorganization under Section 368(a)(2)(E) of the Internal Revenue Code.

2.	Effect of Merger.
	On the Effective Date, as defined in this Agreement, a merger shall take place ("the Merger") whereby Ficor shall be merged with and into MMI, and MMI shall be the Surviving Corporation. (The term "Surviving Corporation" appearing in this Agreement denotes MMI after consummation of the Merger.) MMI's corporate name, existence, and all its purposes, powers, and objectives shall continue unaffected and unimpaired by the Merger, and as the Surviving
Corporation it shall be governed by the laws of the State of California and succeed to all of Ficor's rights, assets, liabilities, and obligations in accordance with the California General Corporation Law.

3.	Closing Date; Effective Date.

	Consummation of the Merger shall be effected as soon as practicable after all the conditions established in this
Agreement have been satisfied.   The closing shall be held
at 1:00 pm, December 31, 1996 at the offices of Miller, Mailliard & Culver in San Francisco, California, or at such other time and place as the parties may agree. The time and date of closing are called the "Closing Date," and will be the same day as the Effective Date.

4.	Governance of Surviving Corporation.

	4.1. 	Articles of Incorporation.

		The articles of incorporation of MMI in effect on the Effective Date of the Merger shall become the articles of incorporation of the Surviving Corporation. From and after the Effective Date of the Merger, said articles of incorporation, as they may be amended from time to time as provided by law, shall be, and may be separately certified as, the articles of incorporation of the Surviving
Corporation.

	4.2. 	Bylaws.

		The bylaws of MMI in effect on the Effective Date of the Merger shall be the bylaws of the Surviving
Corporation until they are thereafter duly altered, amended, or repealed.

	4.3.	Directors and Officers.

		The directors of MMI on the Effective Date of the Merger shall be the directors of the Surviving Corporation.
They shall hold office until their successors have been elected and qualified. The officers of MMI shall be the officers on the effective date of the Merger shall be the officers of Surviving Corporation. Each shall hold office subject to the bylaws and the pleasure of the directors of Surviving Corporation.

5.	The Shares.

	5.1.	Capital Shares of MMI.

		The authorized capital stock of MMI consists of one million shares (1,000,000) of Common Stock of no par value of which 10,000 shares are issued and outstanding.
All shares are validly issued, fully paid, and non-assessable, and such shares have been so issued in substantial compliance with all federal and state securities laws.

	5.2.	Capital Shares of Finet.

		The authorized capital stock of Finet consists of thirty million, one hundred thousand shares (30,100,000), which consists of thirty million shares (30,000,000) of Common Stock (par value $.01) and one hundred thousand
(100,000) shares of Preferred Stock (par value $.01), of which 13,037,719 common shares are currently issued and outstanding. There are existing warrants that may result in up to an additional 4,935,917 common shares being issued.
There are existing stock options that may result in up to an additional 511,876 common shares being issued. There are existing convertible debt instruments that may result in up to an additional 2,000,000 shares being issued. All shares are validly issued, fully paid, and non-assessable, and such shares have been so issued in substantial compliance with all federal and state securities laws.

	5.3.	Conversion of Shares.

		5.3.1.    Each share of Ficor's common stock
issued and outstanding shall be canceled and no shares of MMI shall be issued in exchange therefor;

		5.3.2. Each and every share of MMI's common stock issued and outstanding immediately before the Effective Date (the "Target Common Stock'), shall by virtue of the Merger and without action on the part of MMI be converted into the right to receive from and to be delivered by Finet the following items per share: 840 shares of Finet common stock and $100 cash, both items to be delivered upon surrender to Finet for cancellation of the certificate representing such share of MMI.

6.	MMI Representations and Warranties.

	MMI represents and warrants to Finet and Ficor as follows:

	a)	MMI is duly organized, validly existing, and in
good standing under the laws of California, and has the corporate power to own all of its properties and assets and to carry on its business as it is now being conducted.

	b)	MMI's board of directors has authorized the
execution of this Reorganization Agreement, and MMI has the corporate power and is duly authorized, subject to the approval of this Reorganization Agreement by its shareholders, to merge Ficor into MMI pursuant to this Agreement.

	c)	MMI's issued and outstanding shares have been
validly issued in full compliance with all federal and state securities law, are fully paid and nonassessable, and have voting rights. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating MMI to issue or to transfer any additional shares of its stock.

7.	Representations of Acquiring corporation.

	Finet represents and warrants to MMI as follows:

	a)	Finet is duly organized, validly existing, and in
good standing as a Delaware corporation, and Ficor is a wholly owned subsidiary of Finet and is duly organized, validly existing, and in good standing under the laws of the State of California.

	b)	Finet and Ficor have full corporate power and
authority to execute and deliver this Agreement and to perform the obligations under, and consummate the transactions contemplated by this Agreement. This Agreement is a valid and binding agreement of Finet and Ficor in accordance with its terms.

	c)	Finet's issued and outstanding shares have been
validly issued in full compliance with all federal and state securities law, are fully paid and nonassessable, and have voting rights. There are no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating Finet to issue or to transfer any additional shares of its stock that are not disclosed to MMI.

8.	Entire Agreement; Modification; Waiver.

	This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in said agreement and it supersedes all prior and contemporaneous agreements, representations, and undertakings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

9.	Prohibited Acts.

	MMI agrees not to do any of the following things prior the closing date, and Finet and Ficor agree that prior to the closing date they will not request or permit MMI to do any of the following things: Issue any stock or other securities, including any right or option to purchase or otherwise acquire any of its stock, or issue any notes or other evidences of indebtedness not in the usual course of business;

10.	Employment Contracts.

	Prior to the Effective Date, James Noack and James
Umphryes shall have entered into employment agreements on terms satisfactory to such executives and their respective counsel and to Finet and its counsel.

11.	Delivery of records.

	MMI agrees that on or before the Closing Date, it will cause to be delivered to Finet such corporate records or other documents of MMI in its possession or control as Finet may reasonably request.

12.	Successors.

	This Agreement shall be binding upon and inure to the benefit of the heirs, personal representatives, successors, and assigns of the parties.

13.	Post-Closing

	13.1.	Board Seats.

		Finet shall nominate and use its best efforts to elect James Noack and James Umphryes, currently officers at MMI, or their designees, to the Board of Directors of Finet.

	13.2.	Share Registration.

		Finet will, at Finet's expense, use its diligent best efforts to cause the shares issued to the MMI
Shareholders pursuant to this Agreement ( and desired to be sold by MMI Shareholders) to be registered with the Securities and Exchange Commission so as to permit and facilitate their sale and distribution to the public at the earliest available opportunity in calendar year 1997. Finet further agrees that it will, at Finet's expense, cause the MMI Shareholders to be allowed to participate (on the most favored basis permitted to any other Finet shareholder, whether by separate registration rights agreement or otherwise) in all other future registered public sales and distributions of Finet shares. Finet further acknowledges that the MMI Shareholders may transfer all or any part of the shares issued to them by Finet pursuant to this Agreement so long as such transfers are made in compliance with applicable securities laws, including sales made pursuant to Rules 144 and Regulation S as promulgated by the Securities and Exchange Commission.

	13.3.	Indemnification of MMI Shareholders.

		James Noack and James Umphryes ("MMI
Shareholders") are the sole shareholders of MMI. Finet agrees to indemnify, defend, and hold harmless MMI Shareholders against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that it shall incur or suffer, which arises, result from, or relate to any of the following:

		a)	Activities by Finet or its affiliates or
subsidiaries related to their obligations to perform under this Agreement.

		b)	Activities by Finet or its affiliates or
subsidiaries prior to the closing of this Agreement.

	13.4.	Indemnification of Finet Shareholders.

		MMI Shareholders agree to indemnify, defend, and hold harmless Finet against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that it shall incur or suffer, which arises, result from, or relate to any of the following:

		a)	Activities by MMI Shareholders or its
affiliates related to their obligations to perform under this Agreement.

		b)	Activities by MMI Shareholders or its
affiliates prior to the closing of this Agreement.

	13.5.	Releases.

		Finet acknowledges that the MMI Shareholders intend to revoke and terminate any personal guaranties previously given by them on behalf of MMI and its affiliates, and that Finet agrees to use its best efforts to secure releases of those personal guaranties promptly following the merger. In the event Finet, after reasonable effort is not able to obtain the aforementioned release of personal guaranties, then Finet shall agree to indemnify, defend, and hold harmless MMI Shareholders against and in respect of any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and reasonable attorneys' fees, that it shall incur or suffer, which arises, result from, or relate to any personal guaranties given by MMI Shareholders in performance of their duties as officers of MMI, after the closing date.

14.	Remedies.

	14.1	Mediation and Arbitration.

		Initially all claims and controversies of any kind relating to this Agreement shall be submitted to mediation pursuant to the services of an established mediation service with the venue of the mediation being San Francisco, California.

		In the event the matter cannot be disposed of by mediation, all claims and controversies of any kind relating to this Agreement shall be finally settled by arbitration before a single arbitrator in San Francisco, in accordance with rules then obtaining of the American Arbitration Association. Said arbitration shall be subject to the laws of the State of California and all parties to this Agreement shall be bound by the decision in any such arbitration.
Judgment upon such arbitration may be entered by any court of proper jurisdiction. In any such arbitration, the arbitrators: (i) shall apply the provisions of this Agreement without varying therefrom in any respect, and they shall not have the power to add to, modify or change the provisions of this Agreement; (ii) shall make specific written findings of fact and law; and (iii) shall apply the law of California to all substantive issued of law. The foregoing shall not preclude the parties from seeking injunctive or other equitable relief from any court of proper jurisdiction pending the outcome of any arbitration.

		Attorney fees and costs shall be allocated by agreement in mediation and by the arbitrators in arbitration. In the event of injunctive relief, the prevailing party shall be entitled to reasonable attorney=s fees and costs.

	14.2.	Litigation Costs.

		If any legal action, or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

	14.3.	"As Is" Transaction; Disclaimer of Other
Representations and Warranties.

		Except for the matters specifically provided for in this Agreement, each party acknowledges and agrees that it is entering into the transactions contemplated by this Agreement solely in reliance on its own investigation and that each party has had the opportunity to review such information, books, and records concerning the other party and its business as the party and its advisors have deemed necessary or desirable for such investigation. Each party further acknowledges that no representations or warranties of any kind other than those expressly provided for in this Agreement have been made by the other party. ALL OTHER
WARRANTIES, EITHER EXPRESS, IMPLIED OR STATUTORY, ARE
DISCLAIMED.

	14.4.	Limitation of Liability.

		IN NO EVENT SHALL EITHER PARTY OR ITS
SHAREHOLDERS, DIRECTORS, OFFICERS, EMPLOYEES, AGENTS,
SUCCESSORS, NOMINEES OR ASSIGNS BE LIABLE FOR INCIDENTAL,
SPECIAL OR CONSEQUENTIAL DAMAGES INCLUDING LOSS OF PROFITS,
OR FOR PUNITIVE DAMAGES ARISING OUT OF OR CONNECTED WITH
THIS AGREEMENT.

15.	Governing Laws.

	This Agreement shall be construed in accordance with, and governed by, the laws of State of California as applied to contracts that are executed and performed entirely in California.

16.	Severability.

	If any provision of this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provisions of this Agreement by construed to remain fully valid, enforceable, and binding on the parties.

Executed in multiple counterparts, each of which shall be deemed a duplicate original, as of the date first above written.

Finet Holdings Corporation

By s/ L. Daniel Rawitch
Its Chief Executive Officer

Monument Mortgage, Inc.

By s/ James Noack and James Umphryes
Its President and Executive Vice President_

Finet Correspondent Inc.

By s/ Jan Hoeffel
Its Secretary


EXHIBIT 2
			STATEMENT BY REPORTING PERSONS
		AS TO JOINT FILING PURSUANT TO RULE 13d-1(e)(1)

	James W. Noack and James A. Umphryes each hereby confirm that the above Schedule 13D is filed on behalf of each of them.

						s/ James W. Noack
						James W. Noack

						s/ James A. Umphryes
						James A. Umphryes